FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Drexler Richard A. (Last) (First) (Middle) 711 North McKinley Road Suite 6 (Street) Lake Forest Illinois 60045 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Quality Products, Inc. ("QPDC") 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) October 2002 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

  X   10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock(1)							$0	545,832(1)	D

(1)  Represents 12,500 shares owned directly, and 533,332 shares over which Mr. Drexler has shared voting and dispositive power, as previously reported in the Schedule 13D previously filed by Mr. Drexler and Dan L. Drexler.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series A Convertible Preferred Stock(1)	$0.75	10/15/02		P		3250		10/15/05	NA-	Common Stock	433,333	$325,000		D
Warrant(1)	$0.75	10/15/02		P		108,333		10/15/02	10/15/12	Common Stock	108,333	N/A		D
Series A Convertible Preferred Stock(2)	$0.75	10/15/02		P		1000		10/15/05	NA-	Common Stock	133,333	$100,000		I
Warrant(2)	$0.75	10/15/02		P		33,333		10/15/02	10/15/12	Common Stock	33,333	N/A		I

Explanation of Responses:

(1) Represents 1,800 shares of Series A Preferred Stock and 60,000 Warrants purchased by Richard and Clare Drexler as joint tenants, as well as 1,450 shares of Series A Preferred Stock and 48,333 Warrants purchased by Mr. Drexler individually through a SEP IRA.

(2) Represents 1,000 shares of Series A Preferred Stock and 33,333 Warrants purchased by the Alyce Lazar Living Trust, of which Mr. Drexler is the trustee and may be deemed the beneficial owner of such shares and warrants.

/s/ Richard A. Drexler ** Signature of Reporting Person	10/15/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002